Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	October 9, 2026

Eldorado Gold’s Skouries Mine Designated as a Strategic Project

Under the EU Critical Raw Materials Act

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) today announced that the European Commission has designated its Skouries copper-gold mine in northern Greece as a Strategic Project under the European Union’s Critical Raw Materials Act (“CRMA”).

The designation recognizes the importance of Skouries in supporting the European Union’s efforts to strengthen domestic supply chains for critical raw materials and enhance long-term supply security. Copper is listed as a strategic raw material under the CRMA and is a critical metal for electrification, renewable energy infrastructure, advanced manufacturing, and Europe’s broader energy transition.

“The designation of Skouries as a Strategic Project underscores its importance not only to Greece, but also to Europe as a whole,” said Christian Milau, President and Chief Executive Officer. “As one of the largest new copper-gold mines in Europe, Skouries is positioned to support the secure and responsible supply of critical raw materials that are essential to economic growth, industrial competitiveness and the energy transition. This recognition highlights the strategic significance of the project and the important role it can play in strengthening Europe’s long-term supply chain resilience.”

Located in the Halkidiki region of northern Greece, Skouries recently began operations and is expected to become a significant producer of both copper and gold over its approximately 20-year mine life. The project represents more than US$2 billion of investment and is expected to support hundreds of direct jobs and economic activity throughout the region.

The CRMA was adopted by the European Union to strengthen the region’s access to critical raw materials and reduce dependence on external sources of supply. Strategic Projects are selected based on their potential contribution to European supply security, technical feasibility, sustainability standards, and broader benefits to the European Union.

About Eldorado Gold

Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, “focus”, “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, “working” or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this news release include, but is not limited to, statements or information with respect to: management’s beliefs on the importance of the Skouries project to European Union domestic supply chains, supply security, the supply of critical raw materials and resulting impacts on growth, competitiveness and energy transition; expected production and mine life; the scope of expected jobs and economic activity which Skouries supports; and generally, Eldorado’s strategy, focus, plans, goals and priorities.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries Project, and our other operating mines and development projects; general market conditions, including prevailing market prices of our common shares and other available investment and business opportunities. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries Project and our other construction and development projects; general market conditions, including prevailing market prices of our common shares, and other available investment and business opportunities; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.

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